SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

THE SOUTH FINANCIAL GROUP, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-V	837841204
10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-NV	837841303
10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-V	837841402
10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-NV	837841501

(Title of Class of Securities)	(CUSIP Number of Class of Securities)
William P. Crawford, Jr.
Executive Vice President and General Counsel
The South Financial Group, Inc.
102 South Main Street
Greenville, South Carolina 29601
(864) 255-4777
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:
Nicholas G. Demmo, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000
Facsimile: (212) 403-2000

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$95,526,000.00	$5,330.35

*	Calculated solely for the purpose of determining the amount of the filing fee. This valuation assumes the exchange of 18,800 shares of 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-V, 67,006 shares of 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-NV, 2,248 shares of 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-V and 7,472 shares of 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-NV of The South Financial Group, Inc. (“TSFG”), no par value and a $1,000 liquidation preference per share, for shares of common stock of TSFG, par value $1.00 per share. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the book value per share of $1,000.00 as of August 20, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
          Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
          Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Issuer Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by The South Financial Group, Inc., a South Carolina corporation (the “Company”) pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, to exchange (the “Exchange Offer”) a number of shares of the Company’s common stock par value $1.00 per share (the “common stock”), at an Exchange Ratio equal to (i) 153.846 shares of common stock plus (ii) a number of shares of common stock equal to $131.25 divided by the Volume Weighted Average Price of the shares of common stock, for each validly tendered and accepted share of the Company’s 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-V, 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-NV, 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-V and 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-NV (collectively, the “Preferred Stock”), on the terms and subject to the conditions described in the Offer to Exchange, dated August 20, 2009 (the “Offer to Exchange”), and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together, constitute the Exchange Offer). The Volume Weighted Average Price of the Common Shares will be calculated pursuant to the procedure set forth in the Offer to Exchange.
     This Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The Exchange Offer is being made by the Company pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).
     The information set forth in the Offer to Exchange, including the accompanying Form of Letter of Transmittal attached as Exhibit (a)(1)(B) hereto, is expressly incorporated herein by reference in response to all items required in this Schedule TO.

Item 1. Summary Term Sheet.
     The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer” and “Summary—Summary of the Exchange Offer” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address.
     The name of the subject company is The South Financial Group, Inc. The address of the Company’s principal executive offices is 102 South Main Street, Greenville, South Carolina 29601. Its telephone number is (864) 255-7900.
     (b) Securities.
     The information set forth in the Offer to Exchange on the cover page thereto and in the section entitled “Description of the Preferred Stock” is incorporated herein by reference.
     As of August 17, 2009, there were 18,800 shares of Series 2008ND-V, 67,006 shares of Series 2008ND-NV, 2,248 shares of Series 2008D-V and 7,472 shares of Series 2008D-NV Mandatory Convertible Preferred Stock outstanding.
     (c) Trading Market and Price.
     The information set forth in the Offer to Exchange in the section entitled “Market For Our Common Stock” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address.
     The filing person is the Company. The information set forth in Item 2(a) above is incorporated herein by reference.

     Pursuant to Instruction C to Schedule TO, the following persons are the directors and executive officers of the Company.

Name	Position
William P. Brant	Director
J. W. Davis	Director and Executive Vice President — North Carolina
M. Dexter Hagy	Director
Donald T. Heroman	Director
William S. Hummers III	Director
Challis M. Lowe	Director
Darla D. Moore	Director
Jon W. Pritchett	Director
H. Earle Russell, Jr., M.D.	Director
Edward J. Sebastian	Director
John C.B. Smith, Jr.	Director and Chairman
William R. Timmons III	Director and Vice Chairman
David C. Wakefield III	Director
H. Lynn Harton	Director and President & CEO
Tanya A. Butts	Executive Vice President, Chief Operations & Technology Officer
William P. Crawford, Jr.	Executive Vice President, Chief Legal & Risk Officer
J. Ernesto Diaz	President, Mercantile Bank
Robert A. Edwards	Executive Vice President, Chief Credit Officer
Scott M. Frierson	President, Carolina First Bank
Christopher S. Gompper	Executive Vice President, Director of Bank Strategy and Business Segment Performance
James R. Gordon	Senior Executive Vice President & Chief Financial Officer
Christopher T. Holmes	Executive Vice President, Director of Corporate Financial Services
Mary A. Jeffrey	Executive Vice President, Chief Human Resources Officer
     The address and telephone number of each director and executive officer is: c/o The South Financial Group, Inc., 102 South Main Street, Greenville, South Carolina 29601, (864) 255-7900.
Item 4. Terms of the Transaction.
     (a) Material Terms.
     The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer,” “Summary,” “The Exchange Offer,” “Comparison of Rights Between the Preferred Stock and Our Common Stock,” “Description of Our Common Stock,” “Description of the Preferred Stock,” and “Material United States Federal Income Tax Consequences” is incorporated herein by reference.
     (b) Purchases.
     The Company’s 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-V and 10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-NV are held by and may be purchased from certain officers, directors or affiliates of the Company. The information set forth under the caption “Interests of Directors and Officers” in the Offer to Exchange is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (e) Agreements Involving the Subject Company’s Securities.
     The information set forth in the Offer to Exchange in the sections entitled “Where You Can Find More Information,” “Description of Our Common Stock” and “Description of the Preferred Stock” is incorporated herein by reference.
     The Company has entered into the following arrangements in connection with the Preferred Stock:
•	Certificates of Designations establishing the rights of the Company’s 10% Mandatory Convertible Non-Cumulative Preferred Stock Series 2008ND-V, 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008ND-NV, 10% Mandatory Convertible Non-Cumulative Preferred Stock Series 2008D-V and 10% Mandatory Convertible Non-Cumulative Preferred Stock Series 2008D-NV (incorporated herein by reference to Exhibit 3.01 to the Company’s Current Report on Form 8-K filed May 9, 2008). Additional information regarding the terms of the Preferred Stock is set forth in Item 1.01 of the Company’s Current Report on Form 8-K filed May 2, 2008, which is incorporated herein by reference.

•	Form of Purchase Agreement by and between the Company and certain institutional investors and certain members of the board of directors of the Company in connection with the private placement of the Company’s 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008ND-V, 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008ND-NV, 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008D-V and 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008D-NV (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 2, 2008).
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes.
     The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer—Why are we making the Exchange Offer” and “The Exchange Offer—Purpose and Effects of the Exchange Offer” is incorporated herein by reference.
     (b) Use of Securities Acquired.
     The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer—What do we intend to do with the shares of Preferred Stock that are tendered in the Exchange Offer,” “Summary—Summary of the Exchange Offer,” “Use of Proceeds” and “The Exchange Offer—Terms of the Exchange Offer” is incorporated herein by reference.
     (c) Plans.
     The information set forth in the Offer to Exchange in the sections entitled “Summary—Recent Developments” is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds.
     The information set forth in the Offer to Exchange in the sections entitled “Questions and Answers About the Exchange Offer—What will I receive in the Exchange Offer if I validly tender shares of Preferred Stock and they are accepted,” “Summary—Summary of the Exchange Offer,” and “The Exchange Offer—Terms of the Exchange Offer” is incorporated herein by reference. Assuming full participation in the Exchange Offer and the maximum Exchange Ratio, the Company would require 23,054,818 shares of common stock to purchase the maximum amount of Preferred Stock sought in the offer.
     (b) Conditions.
     Not applicable.
     (d) Borrowed Funds.
     Not applicable.
Item 8. Interest in the Securities of the Subject Company.
     (a) Securities Ownership.
     The information set forth under the caption “Interests of Directors and Officers” in the Offer to Exchange is incorporated herein by reference.
     (b) Securities Transactions.
     None of the Company or the Company’s executive officers or directors has effected any transactions with respect to the Preferred Stock within the 60-day period prior to August 20, 2009. The information set forth under the caption “Interests of Directors and Officers” in the Offer to Exchange is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) Solicitations or Recommendations.
     The information set forth in the Offer to Exchange in the sections entitled “The Exchange Offer—Solicitation” and “The Exchange Offer—Fees and Expenses” is incorporated herein by reference. No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the Exchange Offer, other than certain employees of the Company, none of whom will receive any special or additional compensation in connection with the Exchange Offer beyond their normal compensation. See the information set forth in the Offer to Exchange under the caption “Notice to Investors.”
Item 10. Financial Statements.
     (a) Financial Information.
     The information set forth in the Offer to Exchange in the sections entitled “Where You Can Find More Information” and “Selected Consolidated Financial Data—Historical Financial Data” is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009 are incorporated herein by reference and can also be accessed electronically on the website of the Securities and Exchange Commission (the “SEC”) at http://www.sec.gov.
     (b) Pro Forma Information.
     The information set forth in the Offer to Exchange under the caption “Selected Consolidated Financial Data—Pro Forma Financial Data” and “Capitalization” is incorporated herein by reference.

Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings.
     The information set forth in the Offer to Exchange in the sections entitled “Summary—Recent Developments,” “Risk Factors,” “Interests of Directors and Officers,” “Certain Securities Laws Considerations,” and “The Exchange Offer—Conditions to the Exchange Offer” is incorporated herein by reference.
     (b) Other Material Information.
     The information set forth in the Offer to Exchange and the accompanying Letter of Transmittal is incorporated herein by reference.
Item 12. Exhibits.

(a)(1)(A)*	Offer to Exchange, dated August 20, 2009.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(5)(A)	Current Report on Form 8-K, filed June 18, 2009 (including Exhibits 99.1 and 99.2 thereto) (previously filed on June 18, 2009 and incorporated herein by reference).

(a)(5)(B)*	Press Release, dated August 20, 2009.

(b)	Not applicable.

(d)(1)	Certificates of Designations establishing the rights of the Company’s 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008ND-V, 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008ND-NV, 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008D-V and 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008D-NV (incorporated herein by reference to Exhibit 3.01 filed with the Company’s Current Report on Form 8-K filed May 9, 2008).

(d)(2)	Form of Purchase Agreement by and between the Company and certain institutional investors and certain members of the board of directors of the Company in connection with the private placement of the Company’s 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008ND-V, 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008ND-NV, 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008D-V and 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008D-NV (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed May 2, 2008).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 20, 2009	THE SOUTH FINANCIAL GROUP, INC.
	By:	/s/ William P. Crawford, Jr.
William P. Crawford, Jr.
Executive Vice President, Chief Legal & Risk Officer and General Counsel

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME

(a)(1)(A)*	Offer to Exchange, dated August 20, 2009.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(5)(A)	Current Report on Form 8-K, filed June 18, 2009 (including Exhibits 99.1 and 99.2 thereto) (previously filed on June 18, 2009 and incorporated herein by reference).

(a)(5)(B)*	Press Release, dated August 20, 2009.

(b)	Not applicable.

(d)(1)	Certificates of Designations establishing the rights of the Company’s 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008ND-V, 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008ND-NV, 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008D-V and 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008D-NV (incorporated herein by reference to Exhibit 3.01 filed with the Company’s Current Report on Form 8-K filed May 9, 2008).

(d)(2)	Form of Purchase Agreement by and between the Company and certain institutional investors and certain members of the board of directors of the Company in connection with the private placement of the Company’s 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008ND-V, 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008ND-NV, 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008D-V and 10% Mandatory Convertible Non-cumulative Preferred Stock Series 2008D-NV (incorporated herein by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated May 2, 2008).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith